Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: August 21, 2023

The following article was published by TechBullion on August 18, 2023: https://techbullion.com/private-equity-special-purpose-acquisition-interview-with-jin-goon-kim-ceo-of-tlgy-acquisition-corporation/

Private Equity Special Purpose Acquisition:

Interview with Jin-Goon Kim, CEO of TLGY Acquisition Corporation

TLGY Acquisition Corporation is interested in business opportunities in the global biopharma, B2C, and technology industries. A special purpose acquisition company on a mission to finding investment opportunities with long-term growth potential and favourable deal terms by using a private equity style investment approach. In this interview with TechBullion, CEO Jin-Goon Kim will be giving us more insight into the opportunities available at TLGY.

Please tell us more about yourself and your background in private equity and company operations?

My name is Jin-Goon Kim, and I have spent over two decades immersed in private equity and company operations as serial transformational CEO. My foundation was laid at Harvard University, where I earned my AB and MPP degrees, and at McKinsey and Dell. As a Partner at TPG Capital, I co-led pivotal investments that reaped substantial returns for investors.

I’ve had the privilege of spearheading successful transformations of industry leaders in Asia and driving investments as a partner at a top-tier private equity firm, TPG. This diverse background has given me a deep understanding of what it takes to identify, nurture, and scale businesses for long-term success. As the founder of TLGY, a SPAC that raised $230 million in its IPO, I’ve introduced an innovative model that collapses funding rounds, providing a streamlined path for creative deal structures. Harnessing years of experience in private equity and an extensive operational background, I’m determined to propel businesses forward by cultivating innovation and executing strategic initiatives that ensure long-term viability and success.

Tell us more about TLGY Acquisition Corporation and what specific solutions you provide to businesses?

At TLGY, our approach is built on the foundation of private equity principles. We’re not just about transactions; we’re about sustainable shareholder value creation and investment returns. Through our approach we address the challenges businesses typically face during their growth journey. We recognize that the traditional route, involving multiple rounds of financing and a complex IPO process, can be time-consuming, dilutive, and laden with uncertainties. TLGY’s disruptive model simplifies this process, collapsing funding rounds into a single, comprehensive “go public” transaction.

We are committed to partnering with exceptional businesses that hold the potential to become unicorns and become their capital provider of choice at early stage in their inflection point where they need large growth capital and recognition by reputable investors. Through a well-structured, performance-driven model, we’re dedicated to nurturing growth and delivering value, beyond the typical SPAC framework. TLGY paves the way for businesses to access capital efficiently while providing investors a stake in promising ventures.

Could you give us an overview of the acquisitions market and how TLGY Acquisition Corporation differentiates itself from other special purpose acquisition companies in the market?

TLGY’s distinction lies in our private equity mindset. We’re focused on being true partners for the long haul, emphasizing strategic alignment and value generation. The emphasis on long-term strategic relationships sets us apart, with participation in earlier funding rounds and ongoing business acceleration. We’re not here for quick exits; we’re here to build enduring success stories. Notably, economic alignment is a cornerstone: our model aligns the interests of all stakeholders. TLGY’s superior governance and sector focus, especially in biopharma, B2C, and sustainable tech sectors, further differentiate us.

TLGY is utilizing SPAC as an instrument to offer faster growth trajectory. TLGY’s SPAC structure is innovative, offering an attractive blend of upside potential and downside protection. This structure is meticulously designed to resolve the challenges often faced in the high redemption SPAC landscape. TLGY’s approach also caters to the diverse needs of SPAC investors, encouraging current investors to stay and providing compelling reasons for new investors to enter before DeSPAC. The introduction of non-detachable warrants, coupled with a warrant-to-common conversion mechanism at DeSPAC, provides investors with a strong incentive to roll-over pre-DeSPAC and/or refrain from redemption at DeSPAC.

In essence, TLGY offers a disruptive growth solution that’s both swift and mutually beneficial, setting us apart from traditional SPACs in the market. Our commitment is to reshape how businesses access capital and drive growth, while investors benefit from innovative ventures backed by a seasoned leadership team.

What types of businesses or industries does TLGY focus on when considering potential acquisitions? Any specific criteria a business must meet to be considered as an acquisition candidate by TLGY?

TLGY’s radar is tuned to sectors with compelling macro attributes and robust growth models. We’re keen on businesses that exhibit the potential to lead markets and deliver substantial value. It’s not just about the financials; we seek alignment of values and goals, ensuring that our investments contribute positively to a sustainable future. We look for companies that align with our disruptive growth model and offer significant value creation opportunities; companies positioned to become unicorns.

Businesses under consideration should demonstrate not only strong growth potential but also a solid foundation for realizing that potential. We want companies displaying the ability to emerge as market leaders within their sectors. Alignment with TLGY’s core values, including efficiency, innovative deal structuring, and the cultivation of long-term strategic relationships, is a fundamental requirement.

Innovation is a key factor; we prioritize businesses with innovative business models, technologies, and operational approaches that enable them to differentiate themselves within their industries. Additionally, candidates should exhibit economic alignment, as our model emphasizes fostering collaboration among founders, existing shareholders, and investors through structured earn-outs that encourage value creation.

Furthermore, sector expertise is a notable consideration. While we remain open to opportunities beyond our primary sectors, businesses operating within biopharma, B2C, and sustainable tech industries hold a special appeal due to their alignment with our vision and expertise.

Lastly, financial stability and scalability are key indicators of a candidate’s ability to effectively utilize capital and leverage our growth model to their advantage.

On your strategy, could you give us a walkthrough of the acquisition process at TLGY, from discovery to valuations, financials, projections, growth modeling and closing the deal?

Our journey starts with rigorous due diligence as a private equity would do over a period of several months, fueled by both data-driven analysis and a deep understanding of the target, almost always in close partnership with industry experts. We emphasize win-win structures with a low entry valuation and performance-based upside. Valuations consider financial performance and growth potential. We construct growth models, collaborating with companies for pragmatic projections. Tailored deal structures and negotiations prioritize economic alignment through earn-outs. Closing involves legal and regulatory aspects, guided by advisors. Moreover, the alignment of interests is paramount, ensuring that all stakeholders share a unified vision. Our goal is to create value from day one and set the stage for long-term growth.

From your wealth of experience, what must a business looking to sell do to get the best value for the business? Do you have a form of checklist you could share with us?

To get the best value when selling a business, meticulous preparation is essential. Start by organizing accurate financial statements and showcasing historical performance. Emphasize operational efficiency, competitive advantages, and growth opportunities. Present a capable management team and diverse customer base. Catalog intellectual property, ensure legal compliance, and organize documentation for due diligence in a secure data room. Transparency and disclosure build trust, while professional advisors provide expertise on deal structuring and negotiation. Stay informed about market trends and potential buyers. Anticipate in-depth due diligence and be ready to initiate the sale process when the timing aligns with industry conditions. Most importantly tell a great story about why investors would be interested in your macro tailwind, why you feel that you are a clear and differentiated winner, and what unique innovation or business model would sustain your success.

How does TLGY support its acquired companies post-acquisition to facilitate their transformational growth? Any success stories or notable examples of your most successful deals?

Supporting our acquired companies post-acquisition is a cornerstone of our approach at TLGY. We firmly believe that the real value lies in nurturing and guiding our portfolio companies toward sustained growth.

When we bring a company like Verde Bioresins into the TLGY family, it’s not just about completing a transaction. It’s the beginning of a collaborative journey. We work closely with their existing leadership team to ensure a smooth transition and effective integration. Our hands-on approach means that we roll up our sleeves and work side by side to drive transformational growth.

Now, speaking specifically about Verde, I myself (Jin-Goon) with continue to be involved in the newly formed company as Chairman of the board and I will continue to provide guidance, strategic insight and extensive experience to ensure continued growth and success. I believe this is especially crucial in an industry as dynamic as sustainable product innovation.

On the buyer and investor side of your services, any insights or investment/partnerships opportunities you would like to share with us?

In a world where many SPAC sponsors have entered the market with a mislead notion that SPAC is an easy fee business that replaces traditional IPO, we entered the market as a superior alternative to traditional private equity investment business that combines public market exit. We’re always on the lookout for like-minded investors who believe in the power of sustainable, long-term value creation. Our unique SPAC structure, with its distinct warrant mechanics, offers a compelling proposition. We are dedicated to strategic alignment that ensures enduring partnerships, extending beyond capital infusion. Investors can tap into sectors with strong growth potential, positioning TLGY as a valuable partner in creating lasting value. It’s an invitation to be part of an ecosystem that’s driven by shared goals and a dedication to transforming industries.

What is your team currently working on at TLGY Acquisition Corporation, any new deal or events on the pipeline you would like us to know?

We are currently undergoing a partnership with Verde Bioresins, a forward-thinking company in the sustainable bioplastics industry that have developed something truly remarkable called PolyEarthylene™. It’s a proprietary bioresin that’s poised to redefine how we think about plastics. It is biobased, recyclable, landfill biodegradable, and compostable solutions that we believe has the potential to truly revolutionize the industry. To us, this is a very big deal as we are able to help towards sustainable practices and long-term value creation on a global scale.

What trends should we lookout for in the acquisitions industry going forward, do you have more tips to share with our readers?

Looking ahead in the acquisitions industry, several notable trends are set to shape the landscape. Industry-specific expertise will become critical as sectors become more specialized. Sustainability and ESG considerations will play a pivotal role, with companies aligning with responsible practices gaining favor. Technology integration and data analytics will continue to drive more informed decision-making, while alternative deal structures like TLGY’s will gain traction for their efficiency and rapid capital access. SPACs will evolve with a focus on transparency and long-term value creation, as investors scrutinize structures more closely. Cross-border opportunities will persist, but understanding local dynamics will be crucial. Operational value creation will be emphasized, amplifying the importance of expertise beyond financial backing. Post-pandemic reshaping will also remain influential, particularly in industries like healthcare tech and remote work solutions. In terms of the SPAC market, we will see the market significantly shrink and mature into a few dozen serial sponsors with substantial large cap deal pedagogy and differentiated business models that can properly utilize the advantages of SPAC, as opposed to plain vanilla structures that hope to replace traditional IPO and realize quick returns. Our business is designed to discover and underwrite unicorns in the making with performance-based structure that offers win-win outcome for all parties.

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About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.